AMENDMENT TO SHARE EXCHANGE AGREEMENT

Amendment dated June 29, 2012 to Share Exchange Agreement dated as of January 30, 2012 (the “Share Exchange Agreement”) by and among Dionics, Inc., a Delaware corporation (“Dionics’), Shangrao Bai Hua Zhou Industrial Co., Ltd., a company organized under the laws of the People’s Republic of China (the “Company”) and Li Xiaoling, the owner of all of the equity interests in the Company (the “Shareholder”).

Preliminary Statement

The Company and the Shareholder entered into the Share Exchange Agreement with Dionics, whose shares are publicly traded in the United States and registered under the Securities Exchange Act of 1934, as amended, pursuant to which Dionics agreed to acquire all of the outstanding equity interests of Shangrao from the Shareholder in exchange for shares of common stock and convertible preferred stock of Dionics representing 95% of the equity interests in Dionics on a fully converted basis (the “Dionics Shares”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Share Exchange Agreement

As contemplated by Section 1.03 of the Share Exchange Agreement, prior to the Closing Date, ownership of the Company has been changed, in the manner described below, due to restrictions on the ownership of businesses with operations in the PRC by foreign entities.  The Shareholder has formed Bai Hua Zhou Green Resources (China) Investment Group Limited the “BVI Entity”) under the laws of the British Virgin Islands, and the Shareholder, through Martian Investments Limited, beneficially owns all of the equity interests in the BVI Entity, which consist of 50,000 shares (the “BVI Entity Shares”). The Shareholder also has caused (i) the formation of Green Resources (China) Investment Group Limited (the “Hong Kong Entity”) under the laws of the Hong Kong Special Administrative Region of the PRC, all of the equity interests of which are owned by the BVI Entity, (ii) the formation of Shangrao Baihuazhou Green Resources Agricultural Technology Development Co. Ltd. under the laws of the PRC as a wholly foreign owned enterprise (“WFOE”), all of the equity interests of which are owned by the Hong Kong Entity and (iii) WFOE to enter into a series of variable interests entity contractual arrangements with Shangrao and the Shareholder pursuant to which WFOE controls the business, operations and management of the Company and has the right to acquire the assets or equity interests in the Company (the “VIE Agreements”).

The parties desire to amend certain provisions of the Share Exchange Agreement in the manner set forth below in view of the change in the ownership of the Company to provide, among other things, that at the Closing, Martian Investment Limited, the record owner of all the shares of the BVI Entity (the “BVI Entity Shareholder”), who by executing this amendment will become a party to the Share Exchange Agreement, will deliver to Dionics the BVI Entity Shares in exchange for the Dionics Shares.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.
The representations, warranties and covenants of the Company set forth in Article I of the Share Exchange Agreement are amended to the extent qualified by the provisions of the VIE Agreements, copies which have been delivered to Dionics.

2.
References to the Shareholders throughout the entire Share Exchange Agreement are amended to refer to the BVI Entity Shareholder and references to the Company Shares in Section 2.01 and 4.01 of the Share Exchange Agreement are amended to refer to the BVI Entity Shares.

3.
References to the Shareholders and the Company Shares in Section 2.01 and 4.01 of the Share Exchange Agreement are amended to refer to the BVI Entity Shareholder and the BVI Entity Shares, respectively.

4.
The BVI Entity Shareholder makes the makes the representations and warranties set forth in Article II of the Share Exchange Agreement, as amended pursuant to the provisions hereof, and following additional representations and warranties to Dionics concerning the BVI Entity

Section 2.06 Organization of BVI Entity. The BVI Entity is duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands and has the power and is duly authorized under all applicable laws, regulations, ordinances and orders of public authorities to carry on its business in all material respects as it is now being conducted. The BVI Entity Shareholder has caused copies of the organizational documentation of the BVI Entity to be delivered to Dionics.

Section 2.07 Liabilities of BVI Entity. The BVI Entity has no liabilities other than organizational expenses incurred in connection with its formation and the formation of the HK Entity and expenses relating to the creation of the VIE Agreements.

5.	The Closing Date shall be June 29, 2012.

6.
The number of shares of Dionics common stock issuable upon conversion of the 50,000 shares of preferred stock included in the Exchange Shares shall be 509,800,000 shares and each share of preferred stock shall be convertible into 10,196 shares of Dionics common stock.

7.	No adjustment in the number of Exchange Shares is required in accordance with the provisions of Section 4.02 since there is no Shortfall.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above set forth.

Dionics, Inc.

By:	/s/ Bernard L. Kravitz
Bernard L. Kravitz
President

Shangrao Bai Hua Zhou Industrial Co., Ltd.

By:	/s/ Li Xiaoling
Li Xiaoling
President

/s/ Li Xiaoling
Li Xiaoling, as Shareholder of Shangrao Bai Hua Zhou Industrial Co., Ltd.

BVI Entity Shareholder: Martian Investment Limited

By:	/s/ Li Xiaoling
Name: Li Xiaoling
Title: Director and President